82-4992

BACARDI LIMITED

International

RECEIVED
APR 26 2004
OFFICE OF THE SECRETARY

VIA COURIER

04024696

April 22, 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20001

PROCESSED
MAY 04 2004
THOMSON FINANCIAL

SUPPL

RECEIVED
2004 APR 30 A 9:58
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Attn: Margaret H. McFarland
Deputy Secretary

Dear Madam,

Re: Bacardi Limited
Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934

On behalf of Bacardi Limited, I am transmitting for submission to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, a proxy statement dated January 15, 2004 and a proxy statement dated March 17, 2004 that were sent by Bacardi Limited to all of its shareholders.

Please acknowledge receipt of this submission by date-stamping the additional copy of this letter which is enclosed and return it to me in the enclosed self-addressed, courier package.

Sincerely,

Michael Maguire

Michael Maguire

dlw 5/4

Enc.

MM/rsp

P.O. BOX HM 720, HAMILTON HM CX, BERMUDA TEL: (441) 295-4345 FAX: (441) 292-0562

RECEIVED
2004 APR 30 A 9:58
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BACARDI LIMITED

RUBEN RODRIGUEZ
CHAIRMAN OF THE BOARD

Bermuda, January 15, 2004

Dear Shareholder:

You are cordially invited to attend a special general meeting of shareholders of Bacardi Limited to be held on February 24, 2004 at the offices of Bacardi Limited, located at 65 Pitts Bay Road, Hamilton, Bermuda.

At the special general meeting, we will ask you to consider and vote on the grant to the Board of Directors of the authority to issue Class B shares (the "Second Vote" described in the proxy statement relating to the May 2003 special general meeting) and amendments to the Bye-Laws to add first refusal rights substantially the same as those now in the Bacardi Agreement. These proposals are further described in the enclosed proxy statement.

The Board of Directors unanimously recommends that you vote "FOR" each of the proposals.

Each proposal can be approved only with the affirmative vote of at least two-thirds of all outstanding shares. **Whether or not you plan to be present at the special general meeting, please complete, sign, date and return the enclosed proxy in the enclosed envelope to ensure that your shares are represented at the special general meeting.** If you do not send in your proxy, or if you abstain from voting, it will have the same effect as a vote against approval of each of the proposals.

I urge you to read the enclosed proxy statement carefully, including Annex A, which contains the text of the proposed Bye-Law amendments. If you have any additional questions about the special general meeting, please call Gail Butterworth at (441) 298-1027.

As you were previously notified, there will be a shareholder information meeting on February 9, 2004, in Coral Gables, Florida, at which shareholders will have a chance to ask questions about the proposals. No action will be taken at that meeting.

On behalf of the Board of Directors, I thank you for your consideration of this important matter.

Sincerely,

Ruben Rodriguez
Chairman of the Board

BACARDI LIMITED

NOTICE OF SPECIAL GENERAL MEETING OF MEMBERS TO BE HELD ON FEBRUARY 24, 2004

NOTICE IS HEREBY GIVEN that we will hold a Special General Meeting of Members of Bacardi Limited on February 24, 2004, at 9:00 a.m., local time, at the offices of Bacardi Limited, located at 65 Pitts Bay Road, Hamilton, Bermuda to consider and vote on the grant to the Board of Directors of the authority to issue the Class B shares, and amending the Bye-Laws to add first refusal rights. Approval of each of the proposals requires the affirmative vote of at least two-thirds of all outstanding shares of Bacardi Limited.

Only members of record as of the close of business on January 9, 2004, are entitled to notice of, and to vote at, the Special General Meeting or any adjournments or postponements of the meeting. Each member is entitled to one vote for each common share held on the record date.

A form of proxy and a proxy statement containing more detailed information with respect to the matters to be considered at the Special General Meeting accompany and form a part of this notice.

Please mark the boxes on the proxy that indicate how your shares should be voted. Sign and return your proxy as soon as possible in the enclosed envelope. Shares represented by properly executed proxies for which no instruction is given on the proxy in respect of a proposal will be voted FOR approval of such proposal.

Your vote is important. Whether or not you plan to attend the Special General Meeting in person, please date and sign the accompanying proxy and return it promptly in the enclosed envelope. Returning your proxy does NOT deprive you of your right to attend the meeting and to vote your shares in person. Thank you for acting promptly.

BY ORDER OF THE BOARD,

Barbara Johnson
Secretary

Dated: January 15, 2004

BACARDI LIMITED

Proxy Statement
relating to the
Special General Meeting of Members

to be held on

February 24, 2004
Hamilton, Bermuda

This proxy statement is dated January 15, 2004.

INTRODUCTION

The Board is calling a special general meeting of the Bacardi shareholders in order to consider two matters. First, the "Class B Shares Proposal", whether to approve the Board's authority to issue at one or more times in the future the Class B shares that were authorized at the shareholder meeting in May. Second, the "First Refusal Rights Proposal", whether to add to the Bye-Laws, effective immediately, first refusal rights affecting proposed sales of shares to non-family members. These proposals are further described under "The Proposals" below.

The special general meeting will be held on February 24 in Bermuda.

Prior to that meeting there will be an information meeting of shareholders on February 9 in Coral Gables, Florida, where shareholders will have an opportunity to ask questions about these proposals.

The Board is aware of shareholder concerns that protections currently in the Bacardi Agreement would be lost if shareholders were to elect out of participation in that agreement. In particular, until the authority of the Board to issue the Class B shares has been approved by shareholders, the tag-along rights in the Bye-Laws will not be in effect. In addition, if the Bacardi Agreement were to terminate in June 2004, or even if a substantial number of shareholders were to elect out of participation in the agreement, the first refusal rights now in the Bacardi Agreement would not be in effect (and, until Class B shares were issued, the protection for family ownership of the automatic conversion of Class A shares to Class B shares in the event of transfers to non-family members would not be in effect).

To address those concerns, the Class B Shares Proposal is being presented at this time since, if it is approved, the tag-along rights in the Bye-Laws will become effective immediately. The First Refusal Rights Proposal would add to the Bye-Laws, effective immediately, first refusal rights substantially identical to those now in the Bacardi Agreement.

The tag-along rights and the first refusal rights under the Bacardi Agreement and the Bye-Laws are described under "Shareholder Rights" below.

Approval of the Class B Shares Proposal does not necessarily mean that Bacardi Limited will become a public company. It only means that the Board is **authorized** at one or more times in the future, if two-thirds of the Directors determine that it is in the best interest of the Company, to issue Class B shares for any purpose, including in connection with the acquisition of a company or assets or in a public offering. However, in the case of a public offering for cash (for which a significant amount of preparation time would be required), Class B shares could not be issued until after January 1, 2005.

THE PROPOSALS

1. The Class B Shares Proposal (the "Second Vote")

The Board of Directors is seeking authority from the shareholders to issue Class B shares in the future, if at least two-thirds of the Directors determine it is in the best interest of the Company (but, in the case of a public offering for cash, not before January 1, 2005). This is the "Second Vote" described in the proxy statement relating to the May 2003 Special General Meeting.

The terms of the Class B shares were approved by the shareholders in May, including that each Class B share would have one vote. If Class B shares were issued, all common shares outstanding would be converted into Class A shares having ten votes. Each Class A share that was subsequently transferred to a person other than a Bacardi family member or other permitted transferee under the Bye-Laws would be converted into a one-vote Class B share.

The Board of Directors does not currently have plans to issue Class B shares. However, we believe that it is in the best interests of the Company and the shareholders that the Board be authorized to issue Class B shares. To wait until there is a specific transaction for which the issuance of Class B shares is desirable to seek shareholder approval could harm the Company. In the case of a competitive acquisition (for example, an auction or a bidding contest), the need to condition any offer involving Class B shares (or requiring the issuance of the Class B shares to finance the offer) on subsequent shareholder approval could make the Company's offer unattractive, and could result in the Company losing the transaction to a competitor. Both the Dewars/Bombay and the Martini & Rossi acquisitions were negotiated without the need to return to shareholders. In today's financing environment, it might not be possible to do a comparable transaction without the ability to use Class B shares as part of the acquisition or the financing of the purchase price. The Company's ability to compete for a portion of the Seagram business was limited, in part because it would have been imprudent to borrow the money required for a higher bid when the Company lacked the financing flexibility that having the authority to issue Class B shares could have provided.

Similar considerations apply to the authority to issue Class B shares in a public offering. It would not be prudent to incur the time, effort and cost to prepare the Company for a possible public offering of the Class B shares if the shareholders were not prepared to grant the Board the authority to issue them. The lead time to prepare the Company to become a public company is long enough that the process would have to be started well before the Company could consider a public offering. For that reason, the Board is now requesting the authority to issue Class B shares for cash in a public offering, but not prior to 2005.

The Class B Shares Proposal will permit the Board to determine the number of authorized Class B shares at the time Class B shares are first issued. That determination will also establish the number of Class A shares that will be issued in exchange for the present common shares. The reason to delay the determination of the actual number of Class B shares that will be issued until they are actually issued is so that the total number of authorized shares, and as a result the market value per share, can be determined at the time of issuance at the most advantageous level. However, the relationships between the Class A and Class B shares are already established by the Bye-Laws:

- each Class A share would convert, on a transfer to someone who is not a permitted transferee, into one Class B share
- the total number of authorized Class B shares (other than those that may be issued on conversion of Class A shares) cannot exceed 30% of the Company's total authorized share capital
- in any event Class B shares can only be issued with the approval of two-thirds of the members of the then current Board of Directors

In addition, Class B shares could not be issued for cash in a public offering until after January 1, 2005.

2. The First Refusal Rights Proposal

The Board of Directors is proposing to amend the Bye-Laws to include a first refusal rights provision substantially identical to that currently contained in the Bacardi Agreement, except that the Bye-Law first refusal rights would only apply prior to the initial issuance of Class B shares. After the issuance of Class B shares, the transfer of any Class A shares to anyone other than a Bacardi family member or other permitted transferee under the Bye-Laws would automatically result in such Class A shares being converted to Class B shares with lower voting rights. Consequently, the first refusal rights would no longer be necessary to protect voting control by the Bacardi family.

The proposed Bye-Law first refusal rights and those in the Bacardi Agreement are described in the following section, "Shareholder Rights".

3. The Annexes

The amendments adding the first refusal rights provisions and related definitions to the Bye-Laws are set out in Annex A.

The existing provisions of the Bye-Laws relating to the tag-along rights that would become effective if the Class B Shares Proposal were approved are set out in Annex B.

SHAREHOLDER RIGHTS

At the present time, most Bacardi Limited shareholders are parties to the Bacardi Agreement entered into in June 1992 in connection with the formation of Bacardi Limited and the consolidation of the several Bacardi companies. Most of the provisions of the Bacardi Agreement no longer apply. But the tag-along rights and the first refusal rights, both described below, are still in effect.

Under the terms of the Bacardi Agreement, every six years each shareholder has an opportunity to elect to no longer be subject to the agreement, or to benefit from its provisions. The next opportunity to elect out of the Bacardi Agreement is this year. Shareholders will have a 30-day period from March 19 to April 20 to elect out, effective June 19, 2004. If fewer than 25% of the outstanding shares were to remain subject to the agreement, the agreement would terminate for everyone on June 19, 2004. If less than a majority but more than 25% of the outstanding shares were to remain subject to the agreement, they would have a second chance to elect out and, again, if fewer than 25% of the outstanding shares were to remain subject to the agreement then the agreement would terminate. In any event, even if the agreement remains in effect after June 19, 2004, it will not apply to any shareholders who have elected out.

The two proposals being presented to the shareholders by this proxy statement deal with the possible termination of the tag-along rights and the first refusal rights in the Bacardi Agreement as follows:

- if the Class B Shares Proposal is adopted, the condition to the effectiveness of the tag-along rights in the Bye-Laws will be met and those tag-along rights (which are substantially the same as those in the Bacardi Agreement) will become effective immediately; but if the Class B Shares Proposal is not adopted, the tag-along rights in the Bye-Laws will <u>not</u> become effective unless the Board is subsequently given the authority to issue Class B shares
- if the First Refusal Rights Proposal is adopted, substantially the same first refusal rights that are now in the Bacardi Agreement will be placed in the Bye-Laws, effective immediately, but those rights will terminate in the event that Class B shares are ever issued (because family ownership would then be protected by the automatic conversion into one-vote Class B shares of any Class A shares transferred to others)

Tag-Along Rights

The tag-along rights in the Bacardi Agreement and those in the Bye-Laws both work as follows:

No shareholder (or in the case of the Bacardi Agreement, no shareholder who is a party to that agreement) may transfer shares to a person (or to a group of persons "acting in concert" (the Bacardi Agreement term) or acting as a "group" (the Bye-Laws term)) if that person or group would hold 30% of the shares, unless that person or group offers to buy the shares of all other shareholders at the same price. Although the terminology under the Bacardi Agreement and under the Bye-Laws is slightly different, the concept is the same. The restriction only applies to a person or to a group either "acting in concert for the purposes of acquiring record or beneficial ownership of, or Control over the voting of, Shares" of the Company (in the case of the Bacardi Agreement) or forming a "group" for "the purpose of acquiring, holding, or disposing of securities" of the Company (in the case of the Bye-Laws). In neither case are members of one "branch" or related group of family members by virtue of that alone a "group". In the Bye-Laws there is a section clarifying that "solely" by buying shares at the same time in response to the same offer by another shareholder, the purchasing shareholders are not a "group". The same result would apply under the Bacardi Agreement.

The principal differences between the tag-along rights in the Bacardi Agreement and those in the Bye-Laws are:

- the tag-along rights in the Bye-Laws would restrict sales by all shareholders (whether or not they are party to the Bacardi Agreement); those in the Bacardi Agreement cover only those shareholders party to that agreement
- the tag-along rights in the Bye-Laws would come into effect only if the Class B Share Proposal were adopted (or another proposal granting the Board the authority to issue the Class B shares)

- the Bye-Law provision measures the 30% threshold by voting power, the Bacardi Agreement by number of shares. At the present time there is no difference, but if Class B shares were issued, then the use of votes would better reflect control of the Company, and would be more constraining on holders of the Class A shares
- the Bacardi Agreement contains a waiver by the shareholders of their right to bring a lawsuit if they felt those provisions were violated. Instead, the dispute would have to be submitted to arbitration. Under the Bye-Laws there is no such restriction, and the Board does not believe it would be either desirable or enforceable with respect to provisions in the Bye-Laws
- although it is not clear under the Bacardi Agreement how the tag-along rights would apply to an individual who would hold over 30% of the Company's common stock as a result of inheriting shares, by its terms the Bacardi Agreement appears to apply to an inheritance; the Bye-Laws do not apply the tag-along provision to shares acquired by inheritance

First Refusal Rights

The first refusal rights in the Bacardi Agreement and those proposed to be added to the Bye-Laws both work as follows:

Any shareholder (or in the case of the Bacardi Agreement, any shareholder who is a party to that agreement) seeking to transfer shares to anyone other than a Bacardi family member or other permitted transferee (see the definition of "Permitted Transferee" in Annex A) must first receive a Bona Fide Offer (also defined in Annex A) from the proposed purchaser, the purchaser must deposit 5% of the purchase price in escrow with the Company and agree to wait 75 days to purchase the shares. The selling shareholder must then offer to sell the shares to the Company and the other shareholders (or the other parties to the Bacardi Agreement) on the same terms as the proposed transfer to the third party. In the case of a transfer without value (including inheritance), the offer price to the Company and the other shareholders would be the fair market value of the shares as determined by an independent appraiser. Only if the Company and the other shareholders did not accept all of the shares the selling shareholder sought to transfer would the selling shareholder be permitted to transfer those shares to a third party.

In addition, the first refusal rights provisions restrict the pledge or encumbrance of shares in the following way: No shareholder (or, in the case of the Bacardi Agreement, no shareholder who is a party to that agreement) may pledge or encumber shares held of record except to a permitted transferee, the Company or a commercial bank or trust company having a net worth of not less than U.S. $50 million. Under the Bacardi Agreement, but not under the Bye-Law amendment, any shareholder who wants to pledge shares as collateral for a loan must first seek the loan from the Company. Pledges to lenders that would, as a result of a foreclosure or similar proceeding, own 20% or more of the total number of shares outstanding would require the approval of shareholders representing at least 75% of the total number of shares outstanding.

Any transfer of record or beneficial ownership interest in any shareholder that is not a natural person, or in any entity controlling or participating in the control of such shareholder, would be treated for the purposes of the first refusal rights as a transfer of the same portion of the Bacardi shares held by such shareholder. In the event that such transfer was not to a permitted transferee, then the Company and the other shareholders would be entitled to purchase that portion of the Bacardi shares held by that shareholder at their net book value (based on the most recent audited financial statements of Bacardi) and otherwise in accordance with the first refusal rights procedures.

The principal differences between the first refusal rights in the Bacardi Agreement and those proposed to be added to the Bye-Laws are:

- the first refusal rights in the Bye-Laws would restrict, and benefit, all shareholders (whether or not they are party to the Bacardi Agreement); those in the Bacardi Agreement cover only those shareholders who remain party to that agreement; as a consequence, if the Bye-Law amendment is approved, a transfer of common shares to someone who is not a permitted transferee could be made only after complying with <u>both</u> the Bacardi Agreement and the Bye-Law first refusal rights provisions

- a shareholder whose transfer is covered by the first refusal rights of the Bacardi Agreement (that is, a shareholder who remains a party to that agreement) would also be subject to the first refusal rights in the Bye-Laws

- the first refusal rights in the Bye-Laws would apply to all shares, even if such shares were held by a shareholder who had acquired them after first refusal rights had been offered to the other shareholders with respect to the same shares; under the Bacardi Agreement, shares transferred to third parties after compliance with the first refusal rights would not be subject to first refusal rights on subsequent transfers

- the first refusal rights in the Bye-Laws would terminate if any Class B shares were issued (because family ownership would then be protected by the automatic conversion into one-vote Class B shares of any Class A shares transferred to others); the first refusal rights in the Bacardi Agreement would not terminate on the issuance of Class B shares

THE SPECIAL GENERAL MEETING

Date, Time and Place of Special General Meeting

We are furnishing this proxy statement to the shareholders in connection with the solicitation of proxies by the Board of Directors for use at the special general meeting to be held on February 24, 2004, at 9:00 a.m., local time, at the offices of Bacardi Limited, located at 65 Pitts Bay Road, Hamilton, Bermuda, and at any adjournments or postponements of the special general meeting.

Shareholder Information Meeting

This proxy statement does not relate to the shareholder information meeting that will be held on February 9, 2004, in Coral Gables, Florida. At that meeting, the proposals described in this proxy statement will be discussed, but they will not be voted on until the special general meeting on February 24.

Record Date and Shares Entitled to Vote; Voting by Proxy; Quorum

The Board of Directors has fixed the close of business on January 9, 2004, as the record date for determining the holders of shares who are entitled to notice of, and to vote at, the special general meeting. You are entitled to one vote for each share that you hold as of the record date. If you are a record holder of shares on the record date, you may vote those shares in person at the special general meeting or by proxy as described below under "—Voting of Proxies."

The presence of at least two members (shareholders) representing, in person or by proxy, shares representing at least a majority of all outstanding shares is necessary to constitute a quorum for the transaction of business at the special general meeting.

Poll Vote

In accordance with Bye-Law 27(5), the Chairman of the special general meeting has determined that the matters to be proposed for the consideration of the shareholders at such meeting shall be determined by a poll vote, rather than being decided on a show of hands. Shareholders present in person at the special general meeting will be furnished with a ballot paper on which to record their votes. In the poll, votes may be cast either in person or by proxy, and all proxies will be cast in the poll in the manner indicated in such proxies. **Any shares represented by properly executed proxies for which no instruction is given on the proxy in respect of a proposal will be voted FOR approval of such proposal in the poll vote**. In accordance with Bye-Law 28, at the conclusion of the poll, the ballot papers will be examined by a committee of not less than two members (shareholders) appointed for that purpose by the Chairman of the special general meeting, which committee will be assisted by PricewaterhouseCoopers, our independent accountants.

Vote Required

The Bye-Laws provide that the authorization of the issuance of Class B shares and any amendment to the Bye-Laws require the affirmative vote of at least two-thirds of all outstanding shares. If you do not send in your proxy, or if you abstain from voting, it will have the same effect as a vote against the approval of the proposals.

You may vote "for" or "against" each of the proposals or you may "abstain".

The Board of Directors unanimously recommends that you vote "for" each of the proposals.

Voting of Proxies

Whether or not you plan to attend the special general meeting in person, you are requested to complete, sign, date and promptly return the enclosed proxy in the envelope provided for this purpose to ensure that your shares are voted. Shares represented by properly executed proxies received at or prior to the special general meeting that have not been revoked will be voted at the special general meeting in accordance with the instructions indicated on the proxies as to each of the proposals and in accordance with the judgment of the persons named in the proxies on all other matters that may properly come before the special general meeting.

Proxies must be signed by the person authorized to vote the shares and, if that person is other than the person in whose name the shares are registered, must be accompanied by proper evidence of the authority of the person signing the proxy to vote those shares unless such evidence has previously been provided to the Company.

Shares represented by properly executed proxies for which no instruction is given on the proxy in respect of a proposal will be voted FOR approval of such proposal.

If the special general meeting is postponed or adjourned, at any subsequent reconvening of the special general meeting, all proxies will be voted in the same manner as these proxies would have been voted at the original convening of the special general meeting (except for any proxies that previously have been revoked or withdrawn effectively).

Please return your marked proxy promptly so your shares can be represented at the special general meeting, even if you plan to attend the meeting in person.

Revocability of Proxies

You may revoke your proxy at any time prior to the time it is voted at the special general meeting. You may revoke your proxy by:

- executing a later-dated proxy relating to the same shares and delivering it to PricewaterhouseCoopers, our independent accountants, before the taking of the vote at the special general meeting;
- filing a written notice of revocation bearing a later date than the proxy with PricewaterhouseCoopers, our independent accountants, before the taking of the vote at the special general meeting;
- attending the special general meeting and voting in person (although attendance at the special general meeting will not, in and of itself, revoke a proxy); or
- attending the special general meeting and hand delivering a later-dated proxy or written notice of revocation to Barbara Johnson or her representative before the taking of the vote.

Proxies to be Processed by PricewaterhouseCoopers

As indicated on the enclosed proxy return envelope, all proxies will be forwarded to our independent accountants, PricewaterhouseCoopers, for processing and tabulation. Proxies, written revocations or subsequent proxies received by Bacardi Limited will be forwarded to PricewaterhouseCoopers for processing and tabulation.

Proxies should be mailed directly to PricewaterhouseCoopers at the following address:

PricewaterhouseCoopers
Suite 3000, Box 82
Royal Trust Tower
Toronto-Dominion Centre
Toronto, Ontario, Canada
M5K 1G8
Attention: Bruce Winter

You may also fax your proxy. Faxes should be sent to PricewaterhouseCoopers, Attention: Bruce Winter, Fax Number: (416) 941-8446.

In order to be assured that your proxy will be voted at the special general meeting, it should be mailed or faxed to PricewaterhouseCoopers as promptly as possible and, in any event, in time so that it is received by PricewaterhouseCoopers by Friday, February 20, 2004.

IF YOU NEED ADDITIONAL INFORMATION

If you have any questions about the proposed changes, this proxy statement or need assistance with the voting procedures, you should call Gail Butterworth at (441) 298-1027. Requests for further copies of this proxy statement or proxies should be directed to us at the following address or telephone number:

Bacardi Limited
65 Pitts Bay Road
P.O. Box HM 720
Hamilton HM CX
Bermuda
Attention: Gail Butterworth
Telephone: (441) 298-1027

You should rely only on the information contained in this proxy statement. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement.

To vote your shares, please complete, date, sign and return the enclosed proxy as soon as possible in the enclosed envelope.

ANNEX A

The following are the proposed new Bye-Laws 57 and 58. If approved, present Bye-Laws 57 and following will be renumbered and cross-references to them will be conformed to the renumbering.

FIRST REFUSAL RIGHTS

57. (1) Prior to the date of the initial issuance of Class B shares, a Member shall not Transfer, directly or indirectly in any manner, all or any portion of the shares of common stock owned of record by it to any person other than a Permitted Transferee (a "Proposed Transferee"), unless such Member (the "Selling Shareholder") shall have first offered in writing to sell such shares (the "Offered Shares") to the Company and the other Members (a) in the case of a Transfer for value, on terms and conditions identical to the terms of a Bona Fide Offer received from the Proposed Transferee by the Selling Shareholder or (b) in the case of any other Transfer, at the then fair market value of such shares as determined by an independent appraiser appointed by mutual agreement of the Company and the Selling Shareholder within 30 calendar days after the receipt by the Company of such offer (such offer being a "First Refusal Offer"). In the case of a Transfer for value, at the time that it makes the required First Refusal Offer, the Selling Shareholder shall provide the original Bona Fide Offer to the Company for inspection and copying. In the case of a proposed Transfer not for value, the Company and the Selling Shareholder shall each bear one-half of the fees and expenses of any independent appraiser, and the Company and the Selling Shareholder shall instruct such appraiser to render its appraisal of the fair market value of such shares within 30 calendar days after its appointment.

(2) Within ten calendar days after its receipt of the First Refusal Offer (such ten-day period being an "Acceptance Period"), the Company may elect to purchase all, but not less than all, the Offered Shares on the terms and conditions specified in such First Refusal Offer. If the Company elects to purchase all Offered Shares pursuant to such First Refusal Offer, the closing of such purchase shall be held at the principal office of the Company at a time and on a date mutually agreeable to the Selling Shareholder and the Company (or, in the absence of an agreement between the Company and the Selling Shareholder, at 10:00 a.m. on the 15th business day after the date of the Company's acceptance of the First Refusal Offer).

(3) If the Company elects not to purchase the Offered Shares pursuant to the First Refusal Offer or if it fails to act on the First Refusal Offer within the Acceptance Period, the Company shall transmit the First Refusal Offer to each of the other Members within five calendar days after the earlier of (a) the Company's rejection of the First Refusal Offer or (b) the expiration of the Acceptance Period. Each other Member may then elect to purchase, on the terms and conditions specified in the First Refusal Offer, a percentage of the Offered Shares determined by dividing the number of shares owned by such Member by the total number of shares then outstanding, excluding the Offered Shares (such percentage being a "Pro Rata Percentage"). Each Member shall have 15 calendar days after the date on which the Company transmits the First Refusal Offer to the Members to elect to purchase its Pro Rata Percentage of Offered Shares (such 15-day period being a "Shareholder Acceptance Period").

(4) Each Member electing to purchase its Pro Rata Percentage of Offered Shares (an "Accepting Shareholder") shall notify the Selling Shareholder and the Company of such election on or before the last day of the Shareholder Acceptance Period, and shall include with its notice an undertaking, in form and substance reasonably satisfactory to the Company and such Selling Shareholder, evidencing its commitment and ability to purchase its Pro Rata Percentage of Offered Shares on the terms and conditions specified in the First Refusal Offer.

(5) If any Offered Shares remain unsold at the conclusion of the Shareholder Acceptance Period, the Company (on behalf of the Selling Shareholder) shall notify each Accepting Shareholder that it may purchase, on the terms and conditions set forth in the First Refusal Offer, a percentage of the unsold Offered Shares (a "Re-Offer Percentage") determined (a) by

mutual agreement of the Accepting Shareholders or (b) if a mutual agreement among such Accepting Shareholders is not reached within 10 calendar days after the last day of the Shareholder Acceptance Period, by dividing the number of shares owned by each such Accepting Shareholder by the number of shares owned by all Accepting Shareholders. The Company's re-offer notice shall list all Accepting Shareholders and shall specify that the Accepting Shareholder may elect to purchase its Re-Offer Percentage of such unsold Offered Shares by giving written notice of such election to the Company and the Selling Shareholder within seven calendar days after the date of the Company's re-offer notice (such seven-day period being a "Re-Offer Period"). Each Accepting Shareholder electing to purchase a Re-Offer Percentage of such unsold Offered Shares shall notify the Selling Shareholder and the Company of its election on or before the last day of the Re-Offer Period, and shall include with its notice an undertaking, in form and substance reasonably satisfactory to the Company and such Selling Shareholder, evidencing its commitment and ability to purchase its Re-Offer Percentage of such unsold Offered Shares on the terms and conditions specified in the First Refusal Offer. Any Offered Shares that remain unsold at the conclusion of the Re-Offer Period may be purchased by the Company, at its option.

(6) If, at the conclusion of the Re-Offer Period, the Accepting Shareholders and the Company shall not have agreed to purchase all the Offered Shares, the Selling Shareholder shall have the right to reject the Accepting Shareholders' and/or the Company's acceptance of the First Refusal Offer and to proceed to Transfer all Offered Shares (a) to the Proposed Transferee and (b) in the case of a Transfer for value, on the terms and conditions, and on the closing date, specified in the Bona Fide Offer. If the Offered Shares proposed to be Transferred for value are not sold to the Proposed Transferee on the terms and conditions and the closing date specified in the Bona Fide Offer, such Offered Shares shall again become subject to, and may not be sold except after compliance with, this Bye-Law 57.

If, at the conclusion of either the Shareholder Acceptance Period or the Re-Offer Period, the Accepting Shareholders and/or the Company shall have elected to purchase all Offered Shares on the terms and conditions specified in the First Refusal Offer, the closing of such purchase shall be held at the principal offices of the Company on the seventh business day after the expiration of the Shareholder Acceptance Period or the Re-Offer Period, as the case may be.

(7) Prior to the initial issuance of Class B shares, each Member that is not a natural person (including any corporation, trust or partnership) shall notify the Company of any proposed transfer to any person other than a Permitted Transferee of a record or beneficial ownership interest in such Member or in any other entity that is not a natural person (including any corporation, trust or partnership), directly or indirectly Controlling or participating in the Control of such Member. Any such transfer shall be deemed to be a Transfer of such number of shares of the Company held by such Member as is determined by multiplying the total number of shares of the Company owned, directly or indirectly, of record and beneficially by such Member at such time by a fraction, the numerator of which is the number of shares of capital stock (or other ownership interests) of such Member proposed to be transferred, and the denominator of which is the total number of shares of capital stock (or other ownership interests) of such Member outstanding at such time. In the event of any such proposed transfer, the Company and the other Members shall have the right to purchase such shares of the Company at their net book value, determined jointly by such Member and the Company on the basis of the Company's then most recent audited financial statements, within the time periods and in the sequence specified in Bye-Law 57(1)-(6).

ENCUMBRANCES

58. (1) Prior to the date of the initial issuance of Class B shares, a Member may not Encumber all or any portion of the shares owned of record by it except to a Permitted Transferee or as provided in this Bye-Law 58. If a Member (a "Borrowing Shareholder") desires to Encumber any of or all the shares owned of record by such Member (the "Pledged Shares") as security for a loan, such loan may be obtained only from (a) the Company or (b) a Permitted Lender in accordance with the provisions of this Bye-Law 58.

(2) Prior to obtaining a loan to be secured by shares, a Borrowing Shareholder shall obtain a loan commitment letter (a "Letter") from a Permitted Lender (which Letter shall contain, among other things, the Permitted Lender's acknowledgment that it will be bound by these Bye-Laws if it obtains title to the Pledged Shares by foreclosure or otherwise), and shall provide the Company a copy of the Letter, which (a) shall specify the name of the Permitted Lender, the principal amount of the proposed loan (which shall not be for an amount exceeding 90% of the then fair market value of the Pledged Shares as determined in good faith by such Permitted Lender), the interest rate, maturity date, and other material terms of the loan, the number of shares intended to be Encumbered and the terms and conditions of such Encumbrance and (b) shall be duly signed by the Permitted Lender.

(3) At any time within 90 calendar days after complying with Bye-Law 58(2), the Borrowing Shareholder may obtain a loan from the Permitted Lender on the terms and conditions specified in the Letter, and may Encumber the Pledged Shares to the Permitted Lender in the manner and to the extent described in the Letter. If the loan contemplated by the Letter shall not be funded within such 90-day period, the Borrowing Shareholder may not Encumber its shares in connection with such loan or any other loan, except after compliance with all provisions of this Bye-Law 58.

(4) Notwithstanding anything to the contrary in this Bye-Law 58, without the prior written approval of Members owning of record an aggregate of not less than 75% in number of the shares owned of record by all Members at the time of determination, no Borrowing Shareholder shall be entitled to Encumber shares to any Permitted Lender if such Permitted Lender is, or as a result of a foreclosure or similar proceeding against such Pledged Shares would become, the record or beneficial owner of, or otherwise have the right to vote or control the voting of, 20% or more of the total number of shares then outstanding.

These are the defined terms used in the Bye-Law amendments (some of which are already in the Bye-Laws and some of which will be added or amended if these Bye-Law amendments are approved). Each of the new or amended definitions and cross-references to definitions included in the text of the Bye-Law amendments will be inserted in Bye-Law 1 in alphabetical order, and all definitions will be renumbered sequentially.

"Bona Fide Offer" means any written offer to purchase shares which (a) sets forth with specificity all its material terms and conditions; (b) is made by a person who is financially capable of completing such offer; (c) is accompanied by a purchase money deposit in an amount of U.S. dollars at least equal to 5% of the total amount of money offered for such shares (which deposit (i) shall be held in escrow for the benefit of the Selling Shareholder by the Company pursuant to an escrow agreement in form and substance reasonably satisfactory to the Company and (ii) shall be deemed to be liquidated damages payable to the Selling Shareholder in the case of a default by the proposed transferee which prevents the timely closing of the Transfer by the Selling Shareholder to the proposed transferee); and (d) is for consideration to be paid solely in U.S. dollars at a closing to be held at the principal office of the Company at 10:00 a.m. on the 75th calendar day (or, if that is not a business day, at the location of the principal office of the Company on the next such business day) after the date on which such offer is received by the Selling Shareholder;

"Control" when used with respect to any entity means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such entity, whether through the ownership of voting securities, by contract or otherwise;

"Encumber" means to mortgage, pledge, hypothecate, grant a security interest in or otherwise encumber any shares;

"Permitted Lender" means any commercial bank or trust company having a net worth not less than $50,000,000 (or the equivalent in any other currency), as reflected on its most recent audited balance sheet which is publicly available prior to the date of any Loan Proposal;

"Permitted Transferee" means (a) the Company, (b) any Bacardi Family Member, Permitted Corporation, Permitted Partnership or Permitted Trust and (c) any member of the immediate family of any holder of common shares (before any Class A shares have been issued) or Class A shares, or a trust, corporation or partnership solely for the benefit of any such person or persons, for a transfer by such holder of common shares (before any Class A shares have been issued) or Class A shares or any such trust, corporation or partnership only, with immediate family members including parents, siblings, current spouses (and the widow or widower of a deceased holder of common shares (before any Class A shares have been issued) or Class A shares), descendants (by blood or by legal adoption), step parents, step siblings and step children;

"Transfer" means the sale, assignment, transfer, conveyance, gift, devise or other disposition of any shares;

The following terms used in "Permitted Transferee" are defined in the Bye-Laws as follows:

"Bacardi Family Member" means any lineal descendant (by blood or legal adoption) of Sr. Facundo Bacardi Maso and, at the time of determination, the current spouse of any such lineal descendant;

"Permitted Corporation" means a corporation the capital stock of which is wholly owned, directly or indirectly, by one or more Bacardi Family Members, persons who at the time of such person's acquisition of stock in such corporation were Bacardi Family Members by virtue of being a spouse of a Bacardi Family Member, Permitted Corporations, Permitted Partnerships and/or Permitted Trusts;

"Permitted Partnership" means any partnership comprised solely of any two or more Bacardi Family Members, persons who at the time of such person's acquisition of an interest in such partnership were Bacardi Family Members by virtue of being a spouse of a Bacardi Family Member, Permitted Corporations, Permitted Partnerships and/or Permitted Trusts;

"Permitted Trust" means a trust whose beneficiaries consist solely of Bacardi Family Members or persons who at the time of such Person's acquisition of a beneficial interest in such trust were Bacardi Family Members by virtue of being the spouse of a Bacardi Family Member;

ANNEX B

The following existing Bye-Law would become effective if the Class B Shares Proposal were approved.

TAG-ALONG RIGHTS

56. (1) If, at any time following the granting by the Members to the Board of the authority to issue the Class B shares, (a) any person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), or any successor provision) that has beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of 30% or more of the total voting power of the voting capital stock of the Company acquires beneficial ownership (as so defined) of any additional shares of voting capital stock of the Company or (b) any person or group (as so defined) acquires beneficial ownership (as so defined) of any shares of voting capital stock of the Company and as a result thereof has beneficial ownership (as so defined) of 30% or more of the total voting power of the voting capital stock of the Company (such acquisition described in clause (a) or clause (b) being referred to herein as the "Triggering Acquisition"), then, in either such case, such person or group (referred to herein as a "30% Shareholder") shall be required to offer to acquire all other common shares of the Company (both Class A and Class B) at the same price (payable in cash) as the shares acquired in the Triggering Acquisition.

(2) Within five calendar days of the date on which the Triggering Acquisition occurs, the 30% Shareholder shall deliver, or cause to be delivered, to each other Member a written offer (a "Tag-Along Offer"), which shall (a) specify the name and address of the 30% Shareholder, (b) specify the price at which the shares acquired in the Triggering Acquisition were acquired and (c) unconditionally and irrevocably offer to purchase any or all common shares of the Company held by each other Member at such price (payable in cash).

(3) Upon receipt of a Tag-Along Offer, each Member may elect to cause the 30% Shareholder to purchase all, or any portion, of such Member's common shares of the Company, by giving written notice of its election to the 30% Shareholder at the address specified in the Tag-Along Offer, which notice shall specify the number of shares to be sold by such Member and shall be delivered to the 30% Shareholder within 30 calendar days after the date of such Tag-Along Offer. The 30% Shareholder shall be obligated to purchase all shares with respect to which an election to sell has been made by any Member at the price specified in such Tag-Along Offer, and all such purchases and sales shall be made on or before the 45th calendar day following the date of such Tag-Along Offer.

(4) Notwithstanding anything to the contrary in this Bye-Law 56, (a) no person shall be deemed to be or to have become a 30% Shareholder solely as a result of (i) acquiring shares of capital stock of the Company by means of inheritance or (ii) such person's voting power having increased to 30% or more of the total voting power of the voting capital stock of the Company as a result of a reduction in the total number of outstanding Class A shares, (b) Members, including Members in the same branch of the Bacardi family, that purchase shares of capital stock of the Company offered by another Member, including a member of the same branch of the Bacardi family, shall not, solely by virtue of purchasing such shares at the same time pursuant to the same offer, be deemed to be "group" for purposes of this Bye-Law 56 and (c) no 30% Shareholder that has made a Tag-Along Offer and otherwise complied with the requirements of this Bye-Law 56 (including purchasing all shares with respect to which an election to sell was made by any Member in connection with such Tag-Along Offer) shall be required to make another Tag-Along Offer unless and until such 30% Shareholder has, subsequent to the time of the completion of all share purchases in connection with such prior Tag-Along Offer, acquired beneficial ownership (as defined above) of such amount of additional shares of voting capital stock of the Company as results in such 30% Shareholder's aggregate beneficial ownership in the total voting power of the voting capital stock of the Company increasing by 5% or more over such 30% Shareholder's beneficial ownership interest at the time of the completion of all share purchases in connection with such prior Tag-Along Offer.

BACARDI LIMITED

RUBEN RODRIGUEZ
CHAIRMAN OF THE BOARD

Bermuda, March 17, 2004

Dear Shareholder:

You are cordially invited to attend a special general meeting of shareholders of Bacardi Limited to be held on May 11, 2004, at 9:00 a.m. local time, at the offices of Bacardi Limited, located at 65 Pitts Bay Road, Hamilton, Bermuda.

At the special general meeting, we will ask you to consider and vote on an amendment to the Bye-Laws to add first refusal rights substantially the same as those now in the Bacardi Agreement. This is the same proposed Bye-Law amendment that was submitted to shareholders at the special general meeting of shareholders on February 24, 2004. At that time the amendment failed to receive the necessary two-thirds approval and was consequently not adopted.

Now that the Board of Directors has received the required approval of more than two thirds of the outstanding shares to issue the Class B shares, many shareholders have requested that the proposal to amend the Bye-Laws to add first refusal rights be resubmitted to the shareholders at this time.

Our Bye-Laws can be amended only with the affirmative vote of at least two-thirds of all outstanding shares. **Whether or not you plan to be present at the special general meeting, please complete, sign, date and return the enclosed proxy in the enclosed envelope to ensure that your shares are represented at the special general meeting.** If you do not send in your proxy, or if you abstain from voting, it will have the same effect as a vote against approval of the proposed Bye-Law amendment.

On behalf of the Board of Directors, I thank you for your consideration of this important matter.

Sincerely,

Ruben Rodriguez
Chairman of the Board

65 PITT'S BAY ROAD, P.O. BOX HM 720, HAMILTON HM CX, BERMUDA
TELEPHONE: (441) 298-1021 TELEFAX: (441) 295-4731 E-MAIL: rrodriguez@bacardi.com

BACARDI LIMITED

NOTICE OF SPECIAL GENERAL MEETING OF MEMBERS TO BE HELD ON MAY 11, 2004

NOTICE IS HEREBY GIVEN that we will hold a Special General Meeting of Members of Bacardi Limited on May 11, 2004, at 9:00 a.m., local time, at the offices of Bacardi Limited, located at 65 Pitts Bay Road, Hamilton, Bermuda to consider and vote on an amendment to the Bye-Laws to add first refusal rights. Approval of the amendment requires the affirmative vote of at least two-thirds of all outstanding shares of Bacardi Limited.

Only members of record as of the close of business on March 12, 2004, are entitled to notice of, and to vote at, the Special General Meeting or any adjournments or postponements of the meeting. Each member is entitled to one vote for each common share held on the record date.

A form of proxy and a proxy statement containing more detailed information with respect to the matters to be considered at the Special General Meeting accompany and form a part of this notice.

Please mark the box on the proxy that indicates how your shares should be voted. Sign and return your proxy as soon as possible in the enclosed envelope. Shares represented by properly executed proxies for which no instruction is given on the proxy will be voted FOR approval of the proposed Bye-Law amendment.

Your vote is important. Whether or not you plan to attend the Special General Meeting in person, please date and sign the accompanying proxy and return it promptly in the enclosed envelope. Returning your proxy does NOT deprive you of your right to attend the meeting and to vote your shares in person. Thank you for acting promptly.

BY ORDER OF THE BOARD,

Barbara Johnson
Secretary

Dated: March 17, 2004

BACARDI LIMITED

Proxy Statement
relating to the
Special General Meeting of Members

to be held on

May 11, 2004

Hamilton, Bermuda

This proxy statement is dated March 17, 2004.

THE PROPOSED BYE-LAW AMENDMENT TO ADD FIRST REFUSAL RIGHTS

The Board of Directors is proposing to amend the Bye-Laws to include a first refusal rights provision substantially identical to that currently contained in the Bacardi Agreement, except that the Bye-Law first refusal rights would only apply prior to the initial issuance of Class B shares. After the issuance of Class B shares, the transfer of any Class A shares to anyone other than a Bacardi family member or other permitted transferee under the Bye-Laws would automatically result in such Class A shares being converted to Class B shares with lower voting rights. Consequently, the first refusal rights would no longer be necessary to protect voting control by the Bacardi family.

The amendment adding the first refusal rights provisions and related definitions to the Bye-Laws is set out in Annex A.

At the present time, most Bacardi Limited shareholders are parties to the Bacardi Agreement entered into in June 1992 in connection with the formation of Bacardi Limited and the consolidation of the several Bacardi companies. Most of the provisions of the Bacardi Agreement no longer apply. But the tag-along rights and the first refusal rights are still in effect.

Under the terms of the Bacardi Agreement, every six years each shareholder has an opportunity to elect to no longer be subject to the agreement, or to benefit from its provisions. The next opportunity to elect out of the Bacardi Agreement is this year. Shareholders will have a 30-day period from March 19 to April 20 to elect out, effective June 19, 2004. If fewer than 25% of the outstanding shares were to remain subject to the agreement, the agreement would terminate for everyone on June 19, 2004. If less than a majority but more than 25% of the outstanding shares were to remain subject to the agreement, the other shareholders would have a second chance to elect out and, again, if fewer than 25% of the outstanding shares were to remain subject to the agreement then the agreement would terminate. In any event, even if the agreement remains in effect after June 19, 2004, it will not apply to any shareholders who have elected out.

In February, two proposals were presented to the shareholders to deal with the possible termination of tag-along rights and the first refusal rights in the Bacardi Agreement as follows:

- the Class B Shares Proposal that would authorize the Board to issue Class B shares and, if adopted, would satisfy the condition to the effectiveness of the tag-along rights in the Bye-Laws; that proposal was approved and those tag-along rights (which are substantially the same as those in the Bacardi Agreement) are now effective

- the First Refusal Rights Proposal to amend the Bye-Laws to add substantially the same first refusal rights that are now in the Bacardi Agreement to the Bye-Laws, effective immediately upon approval of the amendment, but terminating in the event that Class B shares are ever issued (because family ownership would then be protected by the automatic conversion into one-vote Class B shares of any

Class A shares transferred to others); that proposal was not approved, and is the same as the proposal now being re-submitted to shareholders

The first refusal rights in the Bacardi Agreement and those proposed to be added to the Bye-Laws both work as follows:

Any shareholder (or in the case of the Bacardi Agreement, any shareholder who is a party to that agreement) seeking to transfer shares to anyone other than a Bacardi family member or other permitted transferee (see the definition of "Permitted Transferee" in Annex A) must first receive a Bona Fide Offer (also defined in Annex A) from the proposed purchaser, the purchaser must deposit 5% of the purchase price in escrow with the Company and agree to wait 75 days to purchase the shares. The selling shareholder must then offer to sell the shares to the Company and the other shareholders (or the other parties to the Bacardi Agreement) on the same terms as the proposed transfer to the third party. In the case of a transfer without value (including inheritance), the offer price to the Company and the other shareholders would be the fair market value of the shares as determined by an independent appraiser. Only if the Company and the other shareholders did not accept all of the shares the selling shareholder sought to transfer would the selling shareholder be permitted to transfer those shares to a third party.

In addition, the first refusal rights provisions restrict the pledge or encumbrance of shares in the following way: No shareholder (or, in the case of the Bacardi Agreement, no shareholder who is a party to that agreement) may pledge or encumber shares held of record except to a permitted transferee, the Company or a commercial bank or trust company having a net worth of not less than U.S. $50 million. Under the Bacardi Agreement, but not under the Bye-Law amendment, any shareholder who wants to pledge shares as collateral for a loan must first seek the loan from the Company. Pledges to lenders that would, as a result of a foreclosure or similar proceeding, own 20% or more of the total number of shares outstanding would require the approval of shareholders representing at least 75% of the total number of shares outstanding.

Any transfer of record or beneficial ownership interest in any shareholder that is not a natural person, or in any entity controlling or participating in the control of such shareholder, would be treated for the purposes of the first refusal rights as a transfer of the same portion of the Bacardi shares held by such shareholder. In the event that such transfer was not to a permitted transferee, then the Company and the other shareholders would be entitled to purchase that portion of the Bacardi shares held by that shareholder at their net book value (based on the most recent audited financial statements of Bacardi) and otherwise in accordance with the first refusal rights procedures.

The principal differences between the first refusal rights in the Bacardi Agreement and those proposed to be added to the Bye-Laws are:

- the first refusal rights in the Bye-Laws would restrict, and benefit, all shareholders (whether or not they are party to the Bacardi Agreement); those in the Bacardi Agreement cover only those shareholders who remain party to that agreement; as a consequence, if the Bye-Law amendment is approved, a transfer of common shares to someone who is not a permitted transferee could be made only after complying with both the Bacardi Agreement and the Bye-Law first refusal rights

provisions a shareholder whose transfer is covered by the first refusal rights of the Bacardi Agreement (that is, a shareholder who remains a party to that agreement) would also be subject to the first refusal rights in the Bye-Laws

- the first refusal rights in the Bye-Laws would apply to all shares, even if such shares were held by a shareholder who had acquired them after first refusal rights had been offered to the other shareholders with respect to the same shares; under the Bacardi Agreement, shares transferred to third parties after compliance with the first refusal rights would not be subject to first refusal rights on subsequent transfers

- the first refusal rights in the Bye-Laws would terminate if any Class B shares were issued (because family ownership would then be protected by the automatic conversion into one-vote Class B shares of any Class A shares transferred to others); the first refusal rights in the Bacardi Agreement would not terminate on the issuance of Class B shares

Letter in Opposition

After the Board had called the Special General Meeting and approved the reproposal of the first refusal rights Bye-Law amendment, it received a letter from counsel for a group of Bacardi shareholders urging the Board not to issue any Class B shares prior to an initial public offering and not to propose again the first refusal rights amendment to the Bye-Laws. Referring to the shareholders who voted against the first refusal rights Bye-Law amendment at the prior meeting, the letter stated:

> "The shareholders recognized that liquidity has significant value. Assuming the Bacardi agreement expires, there will be only a limited period of time -- the time between the expiration of the Bacardi agreement and the issuance of the Class B shares -- during which an existing Bacardi shareholder can sell common shares. These common shares will become Class A shares upon issuance of the Class B shares even in the hands of a third party which is not a family member. Accordingly, if the Bacardi agreement expires, shareholders have a <u>one-time opportunity</u> in which to sell common shares to third-party buyers who will receive Class A shares upon issuance of the Class B shares. This liquidity opportunity has current value."

In urging the Board not to hold another shareholder vote on first refusal rights, the letter stated:

> "The results of the shareholders meeting on February 24, 2004, clearly indicate that Bacardi shareholders desire liquidity. The right of first refusal directly contradicts that desire by effectively foreclosing the possibility of liquidity by private sale prior to an IPO."

THE SPECIAL GENERAL MEETING

Date, Time and Place of Special General Meeting

We are furnishing this proxy statement to the shareholders in connection with the solicitation of proxies by the Board of Directors for use at the special general meeting to be held on May 11, 2004, at 9:00 a.m., local time, at the offices of Bacardi Limited, located at 65 Pitts Bay Road, Hamilton, Bermuda, and at any adjournments or postponements of the special general meeting.

Record Date and Shares Entitled to Vote; Voting by Proxy; Quorum

The Board of Directors has fixed the close of business on March 12, 2004, as the record date for determining the holders of shares who are entitled to notice of, and to vote at, the special general meeting. You are entitled to one vote for each share that you hold as of the record date. If you are a record holder of shares on the record date, you may vote those shares in person at the special general meeting or by proxy as described below under "—Voting of Proxies."

The presence of at least two members (shareholders) representing, in person or by proxy, shares representing at least a majority of all outstanding shares is necessary to constitute a quorum for the transaction of business at the special general meeting.

Poll Vote

In accordance with Bye-Law 27(5), the Chairman of the special general meeting has determined that the matter to be proposed for the consideration of the shareholders at such meeting shall be determined by a poll vote, rather than being decided on a show of hands. Shareholders present in person at the special general meeting will be furnished with a ballot paper on which to record their votes. In the poll, votes may be cast either in person or by proxy, and all proxies will be cast in the poll in the manner indicated in such proxies. **Any shares represented by properly executed proxies for which no instruction is given on the proxy will be voted FOR approval of the proposed Bye-Law amendment in the poll vote**. In accordance with Bye-Law 28, at the conclusion of the poll, the ballot papers will be examined by a committee of not less than two members (shareholders) appointed for that purpose by the Chairman of the special general meeting, which committee will be assisted by PricewaterhouseCoopers, our independent accountants.

Vote Required

The Bye-Laws provide that any amendment to the Bye-Laws requires the affirmative vote of at least two-thirds of all outstanding shares. If you do not send in your proxy, or if you abstain from voting, it will have the same effect as a vote against the proposed Bye-Law amendment.

You may vote "for" or "against" the proposed Bye-Law amendments, or you may "abstain".

Voting of Proxies

Whether or not you plan to attend the special general meeting in person, you are requested to complete, sign, date and promptly return the enclosed proxy in the envelope provided for this purpose to ensure that your shares are voted. Shares represented by properly executed proxies received at or prior to the special general meeting that have not been revoked will be voted at the special general meeting in accordance with the instructions indicated on the proxies as to the proposed Bye-Law amendment and in accordance with the judgment of the persons named in the proxies on all other matters that may properly come before the special general meeting.

Proxies must be signed by the person authorized to vote the shares and, if that person is other than the person in whose name the shares are registered, must be accompanied by proper evidence of the authority of the person signing the proxy to vote those shares unless such evidence has previously been provided to the Company.

Shares represented by properly executed proxies for which no instruction is given on the proxy will be voted FOR approval of the proposed Bye-Law amendment.

If the special general meeting is postponed or adjourned, at any subsequent reconvening of the special general meeting, all proxies will be voted in the same manner as these proxies would have been voted at the original convening of the special general meeting (except for any proxies that previously have been revoked or withdrawn effectively).

Please return your marked proxy promptly so your shares can be represented at the special general meeting, even if you plan to attend the meeting in person.

Revocability of Proxies

You may revoke your proxy at any time prior to the time it is voted at the special general meeting. You may revoke your proxy by:

- executing a later-dated proxy relating to the same shares and delivering it to PricewaterhouseCoopers, our independent accountants, before the taking of the vote at the special general meeting;

- filing a written notice of revocation bearing a later date than the proxy with PricewaterhouseCoopers, our independent accountants, before the taking of the vote at the special general meeting;

- attending the special general meeting and voting in person (although attendance at the special general meeting will not, in and of itself, revoke a proxy); or

- attending the special general meeting and hand delivering a later-dated proxy or written notice of revocation to Barbara Johnson or her representative before the taking of the vote.

Proxies to be Processed by PricewaterhouseCoopers

As indicated on the enclosed proxy return envelope, all proxies will be forwarded to our independent accountants, PricewaterhouseCoopers, for processing and tabulation. Proxies, written revocations or subsequent proxies received by Bacardi Limited will be forwarded to PricewaterhouseCoopers for processing and tabulation.

Proxies should be mailed directly to PricewaterhouseCoopers at the following address (please ensure sufficient postage is affixed for mailing to Canada):

PricewaterhouseCoopers
Suite 3000, Box 82
Royal Trust Tower
Toronto-Dominion Centre
Toronto, Ontario, Canada
M5K 1G8
Attention: Bruce Winter

You may also fax your proxy. Faxes should be sent to PricewaterhouseCoopers, Attention: Bruce Winter, Fax Number: (416) 941-8446.

In order to be assured that your proxy will be voted at the special general meeting, it should be mailed or faxed to PricewaterhouseCoopers as promptly as possible and, in any event, in time so that it is received by PricewaterhouseCoopers by Friday, May 7, 2004.

IF YOU NEED ADDITIONAL INFORMATION

If you have any questions about the proposed changes, this proxy statement or need assistance with the voting procedures, you should call Gail Butterworth at (441) 298-1027. Requests for further copies of this proxy statement or proxies should be directed to us at the following address or telephone number:

Bacardi Limited
65 Pitts Bay Road
P.O. Box HM 720
Hamilton HM CX
Bermuda
Attention: Gail Butterworth
Telephone: (441) 298-1027

You should rely only on the information contained in this proxy statement. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement.

To vote your shares, please complete, date, sign and return the enclosed proxy as soon as possible in the enclosed envelope.

The following are the proposed new Bye-Laws 57 and 58. If approved, present Bye-Laws 57 and following will be renumbered and cross-references to them will be conformed to the renumbering.

FIRST REFUSAL RIGHTS

57. (1) Prior to the date of the initial issuance of Class B shares, a Member shall not Transfer, directly or indirectly in any manner, all or any portion of the shares of common stock owned of record by it to any person other than a Permitted Transferee (a "Proposed Transferee"), unless such Member (the "Selling Shareholder") shall have first offered in writing to sell such shares (the "Offered Shares") to the Company and the other Members (a) in the case of a Transfer for value, on terms and conditions identical to the terms of a Bona Fide Offer received from the Proposed Transferee by the Selling Shareholder or (b) in the case of any other Transfer, at the then fair market value of such shares as determined by an independent appraiser appointed by mutual agreement of the Company and the Selling Shareholder within 30 calendar days after the receipt by the Company of such offer (such offer being a "First Refusal Offer"). In the case of a Transfer for value, at the time that it makes the required First Refusal Offer, the Selling Shareholder shall provide the original Bona Fide Offer to the Company for inspection and copying. In the case of a proposed Transfer not for value, the Company and the Selling Shareholder shall each bear one-half of the fees and expenses of any independent appraiser, and the Company and the Selling Shareholder shall instruct such appraiser to render its appraisal of the fair market value of such shares within 30 calendar days after its appointment.

(2) Within ten calendar days after its receipt of the First Refusal Offer (such ten-day period being an "Acceptance Period"), the Company may elect to purchase all, but not less than all, the Offered Shares on the terms and conditions specified in such First Refusal Offer. If the Company elects to purchase all Offered Shares pursuant to such First Refusal Offer, the closing of such purchase shall be held at the principal office of the Company at a time and on a date mutually agreeable to the Selling Shareholder and the Company (or, in the absence of an agreement between the Company and the Selling Shareholder, at 10:00 a.m. on the 15th business day after the date of the Company's acceptance of the First Refusal Offer).

(3) If the Company elects not to purchase the Offered Shares pursuant to the First Refusal Offer or if it fails to act on the First Refusal Offer within the Acceptance Period, the Company shall transmit the First Refusal Offer to each of the other Members within five calendar days after the earlier of (a) the Company's rejection of the First Refusal Offer or (b) the expiration of the Acceptance Period. Each other Member may then elect to purchase, on the terms and conditions specified in the First Refusal Offer, a percentage of the Offered Shares determined by dividing the number of shares owned by such Member by the total number of shares then outstanding, excluding the Offered Shares (such percentage being a

"Pro Rata Percentage"). Each Member shall have 15 calendar days after the date on which the Company transmits the First Refusal Offer to the Members to elect to purchase its Pro Rata Percentage of Offered Shares (such 15-day period being a "Shareholder Acceptance Period").

(4) Each Member electing to purchase its Pro Rata Percentage of Offered Shares (an "Accepting Shareholder") shall notify the Selling Shareholder and the Company of such election on or before the last day of the Shareholder Acceptance Period, and shall include with its notice an undertaking, in form and substance reasonably satisfactory to the Company and such Selling Shareholder, evidencing its commitment and ability to purchase its Pro Rata Percentage of Offered Shares on the terms and conditions specified in the First Refusal Offer.

(5) If any Offered Shares remain unsold at the conclusion of the Shareholder Acceptance Period, the Company (on behalf of the Selling Shareholder) shall notify each Accepting Shareholder that it may purchase, on the terms and conditions set forth in the First Refusal Offer, a percentage of the unsold Offered Shares (a "Re-Offer Percentage") determined (a) by mutual agreement of the Accepting Shareholders or (b) if a mutual agreement among such Accepting Shareholders is not reached within 10 calendar days after the last day of the Shareholder Acceptance Period, by dividing the number of shares owned by each such Accepting Shareholder by the number of shares owned by all Accepting Shareholders. The Company's re-offer notice shall list all Accepting Shareholders and shall specify that the Accepting Shareholder may elect to purchase its Re-Offer Percentage of such unsold Offered Shares by giving written notice of such election to the Company and the Selling Shareholder within seven calendar days after the date of the Company's re-offer notice (such seven-day period being a "Re-Offer Period"). Each Accepting Shareholder electing to purchase a Re-Offer Percentage of such unsold Offered Shares shall notify the Selling Shareholder and the Company of its election on or before the last day of the Re-Offer Period, and shall include with its notice an undertaking, in form and substance reasonably satisfactory to the Company and such Selling Shareholder, evidencing its commitment and ability to purchase its Re-Offer Percentage of such unsold Offered Shares on the terms and conditions specified in the First Refusal Offer. Any Offered Shares that remain unsold at the conclusion of the Re-Offer Period may be purchased by the Company, at its option.

(6) If, at the conclusion of the Re-Offer Period, the Accepting Shareholders and the Company shall not have agreed to purchase all the Offered Shares, the Selling Shareholder shall have the right to reject the Accepting Shareholders' and/or the Company's acceptance of the First Refusal Offer and to proceed to Transfer all Offered Shares (a) to the Proposed Transferee and (b) in the case of a Transfer for value, on the terms and conditions, and on the closing date, specified in the Bona Fide Offer. If the Offered Shares proposed to be Transferred for value are not sold

to the Proposed Transferee on the terms and conditions and the closing date specified in the Bona Fide Offer, such Offered Shares shall again become subject to, and may not be sold except after compliance with, this Bye-Law 57.

If, at the conclusion of either the Shareholder Acceptance Period or the Re-Offer Period, the Accepting Shareholders and/or the Company shall have elected to purchase all Offered Shares on the terms and conditions specified in the First Refusal Offer, the closing of such purchase shall be held at the principal offices of the Company on the seventh business day after the expiration of the Shareholder Acceptance Period or the Re-Offer Period, as the case may be.

(7) Prior to the initial issuance of Class B shares, each Member that is not a natural person (including any corporation, trust or partnership) shall notify the Company of any proposed transfer to any person other than a Permitted Transferee of a record or beneficial ownership interest in such Member or in any other entity that is not a natural person (including any corporation, trust or partnership), directly or indirectly Controlling or participating in the Control of such Member. Any such transfer shall be deemed to be a Transfer of such number of shares of the Company held by such Member as is determined by multiplying the total number of shares of the Company owned, directly or indirectly, of record and beneficially by such Member at such time by a fraction, the numerator of which is the number of shares of capital stock (or other ownership interests) of such Member proposed to be transferred, and the denominator of which is the total number of shares of capital stock (or other ownership interests) of such Member outstanding at such time. In the event of any such proposed transfer, the Company and the other Members shall have the right to purchase such shares of the Company at their net book value, determined jointly by such Member and the Company on the basis of the Company's then most recent audited financial statements, within the time periods and in the sequence specified in Bye-Law 57(1)-(6).

ENCUMBRANCES

58. (1) Prior to the date of the initial issuance of Class B shares, a Member may not Encumber all or any portion of the shares owned of record by it except to a Permitted Transferee or as provided in this Bye-Law 58. If a Member (a "Borrowing Shareholder") desires to Encumber any of or all the shares owned of record by such Member (the "Pledged Shares") as security for a loan, such loan may be obtained only from (a) the Company or (b) a Permitted Lender in accordance with the provisions of this Bye-Law 58.

(2) Prior to obtaining a loan to be secured by shares, a Borrowing Shareholder shall obtain a loan commitment letter (a "Letter") from a Permitted Lender (which Letter shall contain, among other things, the Permitted Lender's acknowledgment that it will be bound by these Bye-Laws if it obtains title to the Pledged Shares by foreclosure or otherwise), and shall provide the Company a copy of the Letter, which (a) shall specify the name of the Permitted Lender, the principal amount of the proposed loan (which shall not be for an amount exceeding 90% of the then fair market value of the Pledged Shares as determined in good faith by such Permitted Lender), the interest rate, maturity date, and other material terms of the loan, the number of shares intended to be Encumbered and the terms and conditions of such Encumbrance and (b) shall be duly signed by the Permitted Lender.

(3) At any time within 90 calendar days after complying with Bye-Law 58(2), the Borrowing Shareholder may obtain a loan from the Permitted Lender on the terms and conditions specified in the Letter, and may Encumber the Pledged Shares to the Permitted Lender in the manner and to the extent described in the Letter. If the loan contemplated by the Letter shall not be funded within such 90-day period, the Borrowing Shareholder may not Encumber its shares in connection with such loan or any other loan, except after compliance with all provisions of this Bye-Law 58.

(4) Notwithstanding anything to the contrary in this Bye-Law 58, without the prior written approval of Members owning of record an aggregate of not less than 75% in number of the shares owned of record by all Members at the time of determination, no Borrowing Shareholder shall be entitled to Encumber shares to any Permitted Lender if such Permitted Lender is, or as a result of a foreclosure or similar proceeding against such Pledged Shares would become, the record or beneficial owner of, or otherwise have the right to vote or control the voting of, 20% or more of the total number of shares then outstanding.

These are the defined terms used in the Bye-Law amendments (some of which are already in the Bye-Laws and some of which will be added or amended if these Bye-Law amendments are approved). Each of the new or amended definitions and cross-references to definitions included in the text of the Bye-Law amendments will be inserted in Bye-Law 1 in alphabetical order, and all definitions will be renumbered sequentially.

"Bona Fide Offer" means any written offer to purchase shares which (a) sets forth with specificity all its material terms and conditions; (b) is made by a person who is financially capable of completing such offer; (c) is accompanied by a purchase money deposit in an amount of U.S. dollars at least equal to 5% of the total amount of money offered for such shares (which deposit (i) shall be held in escrow for the benefit of the Selling Shareholder by the Company pursuant to an escrow agreement in form and substance reasonably satisfactory to the Company and (ii) shall be deemed to be liquidated damages payable to the Selling Shareholder in the case of a default by the proposed transferee which prevents the timely closing of the Transfer by the Selling Shareholder to the proposed transferee); and (d) is for consideration to be paid solely in U.S. dollars at a closing to be held at the principal office of the Company at 10:00 a.m. on the 75th calendar day (or, if that is not a business day, at the location of the principal office of the Company on the next such business day) after the date on which such offer is received by the Selling Shareholder;

"Control" when used with respect to any entity means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such entity, whether through the ownership of voting securities, by contract or otherwise;

"Encumber" means to mortgage, pledge, hypothecate, grant a security interest in or otherwise encumber any shares;

"Permitted Lender" means any commercial bank or trust company having a net worth not less than $50,000,000 (or the equivalent in any other currency), as reflected on its most recent audited balance sheet which is publicly available prior to the date of any Loan Proposal;

"Permitted Transferee" means (a) the Company, (b) any Bacardi Family Member, Permitted Corporation, Permitted Partnership or Permitted Trust and (c) any member of the immediate family of any holder of common shares (before any Class A shares have been issued) or Class A shares, or a trust, corporation or partnership solely for the benefit of any such person or persons, for a transfer by such holder of common shares (before any Class A shares have been issued) or Class A shares or any such trust, corporation or partnership only, with immediate family members including parents, siblings, current spouses (and the widow or widower of a deceased holder of common shares (before any Class A shares have been issued) or Class A shares), descendants (by blood or by legal adoption), step parents, step siblings and step children;

"Transfer" means the sale, assignment, transfer, conveyance, gift, devise or other disposition of any shares;

The following terms used in "Permitted Transferee" are defined in the Bye-Laws as follows:

"Bacardi Family Member" means any lineal descendant (by blood or legal adoption) of Sr. Facundo Bacardi Maso and, at the time of determination, the current spouse of any such lineal descendant;

"Permitted Corporation" means a corporation the capital stock of which is wholly owned, directly or indirectly, by one or more Bacardi Family Members, persons who at the time of such person's acquisition of stock in such corporation were Bacardi Family Members by virtue of being a spouse of a Bacardi Family Member, Permitted Corporations, Permitted Partnerships and/or Permitted Trusts;

"Permitted Partnership" means any partnership comprised solely of any two or more Bacardi Family Members, persons who at the time of such person's acquisition of an interest in such partnership were Bacardi Family Members by virtue of being a spouse of a Bacardi Family Member, Permitted Corporations, Permitted Partnerships and/or Permitted Trusts;

"Permitted Trust" means a trust whose beneficiaries consist solely of Bacardi Family Members or persons who at the time of such Person's acquisition of a beneficial interest in such trust were Bacardi Family Members by virtue of being the spouse of a Bacardi Family Member.

PROXY/VOTING INSTRUCTION FORM

This proxy is for use at the Special General Meeting of Members of Bacardi Limited to be held at the offices of Bacardi Limited, located at 65 Pitts Bay Road, Hamilton, Bermuda, beginning at 9:00 a.m., local time, on May 11, 2004.

The undersigned hereby appoint(s) ______________________________, whom failing, Ruben Rodriguez, whom failing, Barbara Johnson, and each of them proxies, with all powers the undersigned would possess if personally present, and with full power of substitution and revocation, as attorneys and proxies to appear and vote all shares of Bacardi Limited held by the undersigned at the said Special General Meeting and at any and all adjournments thereof, upon the matters described below. **In the absence of specific instructions, proxies will vote FOR the approval of the proposed Bye-Law amendment.**

Please sign below where indicated and mail your proxy back promptly, using the enclosed envelope. If you do not sign and return a proxy or attend the Special General Meeting and vote in person, your shares cannot be voted. IF YOU ATTEND THE SPECIAL GENERAL MEETING, YOU MAY WITHDRAW YOUR PROXY AND VOTE IN PERSON. Questions may be directed to Gail Butterworth at (441) 298-1027.

This Proxy must be signed by the person authorized to vote the shares and, if that person is other than the person in whose name the shares are registered, must be accompanied by proper evidence of the authority of the person signing the proxy to vote those shares unless such evidence has previously been provided to the Company.

PLEASE SIGN AND DATE THIS PROXY CARD ON THE OTHER SIDE AND ENTER YOUR VOTING INSTRUCTIONS. THIS PROXY CARD IS IMPORTANT -- PLEASE DO NOT DISCARD.

This proxy relates to the following proposal:

To approve an amendment to the Bye-Laws adding first refusal rights in the event shares are proposed to be transferred other than to a Permitted Transferee (as defined in the Bye-Laws) effective immediately and until the initial issuance of Class B shares, as described in the proxy statement dated March 15, 2004.

[ ] **FOR**

[√] **AGAINST**

[ ] **ABSTAIN**
(has same effect as a vote "Against")

IF THE SHARES ARE REGISTERED IN YOUR INDIVIDUAL NAME, PLEASE SIGN EXACTLY AS YOUR NAME APPEARS ON THE ATTACHED LABEL. IF YOU ARE SIGNING AS ATTORNEY, EXECUTOR, ADMINISTRATOR, TRUSTEE OR GUARDIAN, PLEASE SIGN YOUR NAME AND GIVE YOUR FULL TITLE. IF THE SHARES ARE REGISTERED IN THE NAME OF A CORPORATION OR PARTNERSHIP, AND YOU ARE SIGNING AS AUTHORIZED SIGNATORY, PLEASE SIGN YOUR NAME(S) AND GIVE YOUR TITLE(S). JOINT OWNERS SHOULD EACH SIGN PERSONALLY.

Signature:________________________ Date:____________________
Title:____________________________
(if appropriate)

Signature:________________________ Date:____________________
Title:____________________________
(if appropriate)